                                UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No.4)



                      Value City Department Stores, Inc.
  -----------------------------------------------------------------------------
                                (Name of Issuer)



                       Common Stock, without par value
  -----------------------------------------------------------------------------
                         (Title of Class of Securities)


                                 920387 10 7
  -----------------------------------------------------------------------------
                                (Cusip Number)




Check the following if a fee is being paid with this statement [ ].    (A fee
is not required only if the filing person:


(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                      (Continued on the following page(s)

                               Page 1 of 6 Pages

                                                SCHEDULE 13G

 CUSIP NO.                                                                             PAGE 2 OF 6 PAGES

-----------------------------------------------------------------------------------------------------------
|   1 | NAME OF REPORTING PERSON    Schottenstein Stores Corporation                                      |
|     | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                                                 |
|     |                                                                                                   |
|     | 31-0820773                                                                                                  |
|-----|---------------------------------------------------------------------------------------------------|
|   2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [ x ] |
|     |                                                                                              ---- |
|     |                                                                                         (b) [   ] |
|     |                                                                                              ---- |
|-----|---------------------------------------------------------------------------------------------------|
|   3 | SEC USE ONLY                                                                                      |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   4 | SOURCE OF FUNDS*                                                                                  |
|     |                                                                                                   |
|     |                                                                                                   |
|     |                                                                                                   |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                 |
|     | TO ITEMS 2(d) OR 2(e)                                                                       [   ] |
|     |                                                                                              ---- |
|     |                                                                                                   |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                                              |
|     |                                                                                                   |
|     |                Delaware                                                                                   |
|-------------------------------|-------|-----------------------------------------------------------------|
|            NUMBER OF          |     7 |  SOLE VOTING POWER                                              |
|                               |       |                                                                 |
|             SHARES            |       |  20,658,334                                                               |
|                               |-------|-----------------------------------------------------------------|
|          BENEFICIALLY         |     8 |  SHARED VOTING POWER                                            |
|                               |       |                                                                 |
|            OWNED BY           |       |  1,671,945                                                               |
|                               |-------|-----------------------------------------------------------------|
|              EACH             |     9 |  SOLE DISPOSITIVE POWER                                         |
|                               |       |                                                                 |
|            REPORTING          |       |  20,658,334                                                               |
|                               |       |                                                                 |
|             PERSON            |-------|-----------------------------------------------------------------|
|                               |    10 |  SHARED DISPOSITIVE POWER                                       |
|              WITH             |       |                                                                 |
|                               |       |  1,671,945                                                               |
|-------------------------------|-------|-----------------------------------------------------------------|
|  11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                      |
|     |                                                                                                   |
|     | 22,330,279                                                                                                  |
|-----|---------------------------------------------------------------------------------------------------|
|  12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                                    |
|     | SHARES*                                                                                     [   ] |
|     |           (1)                                                                                   ---- |
|-----|---------------------------------------------------------------------------------------------------|
|  13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                |
|     | 70.36%                                                                                                  |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|  14 | TYPE OF REPORTING PERSON*                                                                         |
|     |                                                                                                   |
|     |   CO                                                                                                |
-----------------------------------------------------------------------------------------------------------



(1) Schottenstein Stores Corporation expressly disclaims beneficial ownership of 359,445 shares held by El-An Foundation; 1,312,500 shares held by GB Stores and 90,000 shares subject to stock options held by Jay Schottenstein.

                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON  D.C.  20549

                                  SCHEDULE 13G

                 Under the Securities and Exchange Act of 1934

                               (Amendment No. 4)

ITEM 1 (A).  NAME OF ISSUER:

        Value City Department Stores, Inc.
-----------------------------------------------------------------------------


ITEM 1 (B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

        3241 Westerville Road, Columbus, Ohio 43224
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------


ITEM 2 (A).  NAME OF PERSON FILING:
       (i) Schottenstein Stores Corporation, a DE corp.
      (ii) Jay L. Schottenstein


-----------------------------------------------------------------------------


ITEM 2 (B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE:
        1800 Moler Road, Columbus, OH 43207

-----------------------------------------------------------------------------

-----------------------------------------------------------------------------


ITEM 2 (C).  PLACE OF ORGANIZATION:
        (i) Delaware
       (ii) US Citizen
-----------------------------------------------------------------------------


ITEM 2 (D).  TITLE OF CLASS OF SECURITIES:

Common Stock, without par value
-----------------------------------------------------------------------------


ITEM 2 (E).  CUSIP NUMBER:

        920387 10 7
-----------------------------------------------------------------------------


ITEM 3.         IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR
                     13d - 2 (b), INDICATE TYPE OF PERSON FILING:

                                      N/A
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                                   Page 4 of 6 Pages

ITEM 4.  OWNERSHIP:                                                       Schottenstein              Jay L. Schottenstein
                                                                          Stores Corporation
          (a)  Amount of beneficially owned:                                           22,330,279           22,335,015
                                                                            ---------------------      ---------------------
          (b)  Percent of class:                                                            70.36%               70.37%
                                                                            ---------------------      ---------------------
          (c)  Number of shares as to which such person has:

              (i) Sole power to vote or to direct the vote                             20,658,334               94,736
                                                                                     ------------         ------------
             (ii) Shared power to vote or to direct the vote                            1,671,945           22,240,279
                                                                                     ------------         ------------
            (iii) Sole power to dispose or to direct the disposition of                20,658,334               94,736
                                                                                     ------------         ------------
             (iv) Shared power to dispose or to direct the disposition of               1,671,945           22,240,279
                                                                                     ------------         ------------

ITEM 4.           Ownership
                  ---------

                  (a)  Amount Beneficially Owned:  22,335,015 shares
                       -------------------------

                  (b)  Percent of Class:  70.37%
                       ----------------

                  (c)  Number of shares as to which such person has:
                       --------------------------------------------

                      (i)  Sole power to vote or to direct the vote:
                           ----------------------------------------

                                    (A)     90,000 shares are subject to
                                            presently exercisable stock options
                                            held by Mr. Schottenstein.
                                            Schottenstein Stores Corporation
                                            expressly disclaims beneficial
                                            ownership of such 90,000 shares.

                                    (B)     4,736 shares are held by Mr.
                                            Schottenstein in his 401(k) Plan.

                                    (C)     Schottenstein Stores Corporation has
                                            sole power to vote 20,658,334
                                            shares. Mr. Schottenstein is a
                                            director and Chief Executive Officer
                                            of Schottenstein Stores Corporation
                                            and has sole power to vote and
                                            dispose of shares of Schottenstein
                                            Stores Corporation held by various
                                            trusts.


                  (ii)  Shared power to vote or to direct the vote:
                        ------------------------------------------

                         (A) Mr. Schottenstein, as co-trustee of El-An Foundation, shares the power to vote 359,445 shares. Mr. Schottenstein and Schottenstein Stores Corporation expressly disclaim beneficial ownership of all such shares.

                         (B) Mr. Schottenstein, as Chairman of the Board, President, and a director of Glosser Brothers Acquisition, Inc., General Partner of GB Stores, shares the power to vote 1,312,500 shares owned by GB Stores, a Pennsylvania limited partnership. Mr. Schottenstein and Schottenstein Stores Corporation expressly disclaim beneficial ownership of all such shares.

                  (iii)  Sole power to dispose or to direct the disposition of:
                         -----------------------------------------------------

                         (A) 90,000 shares are subject to presently exercisable stock options held by Mr. Schottenstein. Schottenstein Stores
                                    Corporation expressly disclaims beneficial ownership of such 90,000 shares.

                         (B) 4,736 shares are held by Mr. Schottenstein in his 401(k) Plan.

                         (C) Schottenstein Stores Corporation has sole power to dispose of 20,658,334 shares. Mr. Schottenstein is a director and Chief Executive Officer of Schottenstein Stores Corporation and has sole power to vote and dispose of shares of Schottenstein Stores Corporation held by various trusts.

                  (iv)  Shared power to dispose or to direct the disposition of:
                        --------------------------------------------------------

                         (A) Mr. Schottenstein, as co-trustee of El-An Foundation, shares the power to dispose of 359,445 shares. Mr. Schottenstein and Schottenstein Stores Corporation expressly disclaim beneficial ownership of all such shares.

                         (B) Mr. Schottenstein as Chairman of the Board, President, and a director of Glosser Brothers Acquisition, Inc., General Partner of GB Stores, shares the power to dispose of 1,312,500 shares owned by GB Stores, a Pennsylvania limited partnership. Mr. Schottenstein and Schottenstein Stores expressly disclaim beneficial ownership of all such shares.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          Not Applicable
          --------------

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
          PERSON:

          Other persons are known to have the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of these securities. Those persons whose interest relates to more than five percent of the class are:

          El-An Foundation has the right to receive dividends and the proceeds from the sale of 359,445 shares. GB Stores has the right to receive dividends and the proceeds from the sale of 1,312,500 shares. Neither El-An Foundation's shareholdings nor GB Stores' shareholdings represent more than 5 percent of the outstanding common shares of Value City Department Stores, Inc.

ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARIES
          WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
          PARENT HOLDING COMPANY:

          Identification:  N/A
                           ---------------------
          Classification:
                           --------------------------------

                           -------------------

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
          GROUP:

          Schottenstein Stores Corporation, an Ohio corporation, is record and beneficial owner of 20,568,334 shares of the common shares of Value City Department Stores, Inc. Jay L. Schottenstein is the Chairman of the Board and Chief Executive Officer of Schottenstein Stores Corporation and has sole voting and investment power over 78.4% of the outstanding shares of Schottenstein Stores Corporation pursuant to irrevocable trusts for family members as to which Mr. Schottenstein is trustee.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP:

          Not Applicable
          --------------



                                   Page 5 of 6 Pages

ITEM 10.  CERTIFICATION

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 13, 1997
     ------------------

SCHOTTENSTEIN STORES CORPORATION

By: /s/ THOMAS R. KETTELER
    ---------------------------------
   Thomas R. Ketteler, Vice-President

/s/ JAY L. SCHOTTENSTEIN
------------------------
    Jay L. Schottenstein


                              Page 6 of 6 Pages